Endowments – Bond Portfolio
One Market, Steuart Tower, Suite 1800
San Francisco, California 94105

Telephone (415) 421-9360
Fax (415) 393-7140

For period ending 01/31/10
File number 811-01884

77C.           The Board of Trustees of Endowments – Bond Portfolio (the “Fund”) presented a proposal to its shareholders to reorganize and merge the Fund into The Bond Fund of America, Inc.  The Fund’s shareholder meeting was held January 27, 2010.

The results of the proposal submitted to vote for Endowments – Bond Portfolio are as follows:

Approval of an agreement and plan of reorganization and liquidation of Endowments – Bond Portfolio into The Bond Fund of America, Inc.:

Votes For	Votes Against	Votes Abstaining
2,025,757	6,643	35,418